Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the “Company”)
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2 — Date of Material Change

November 17, 2022

Item 3 — News Release

A news release disclosing the material change was issued by the Company through the services of Canadian Newswire on November 17, 2022 and subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4 — Summary of Material Change

On November 17, 2022, the Company completed the consolidation of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the “Share Consolidation”).

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On November 17, 2022, the Company consolidated its Common Shares on the basis of one (1) post-Share Consolidation Common Share for each ten (10) pre-Share Consolidation Common Shares. The Common Shares began trading on the Canadian Securities Exchange (the “CSE”) and the Nasdaq Capital Market (“NASDAQ”) on a post-Share Consolidation basis on November 17, 2022.

The Share Consolidation is intended to increase the trading price of the Common Shares to enable the Company to satisfy the minimum bid price requirement for continued listing on the NASDAQ. The Company's post-Share Consolidation Common Shares will continue to trade on the CSE and NASDAQ under the same symbol, "IMCC". The new CUSIP and ISIN numbers for the post-consolidated Common Shares are 44969Q307 and CA44969Q3070, respectively.

The Share Consolidation has reduced the number of existing Common Shares from 75,695,325  Common Shares to approximately 7,569,526 Common Shares, subject to adjustments for rounding purposes. Following the Share Consolidation, any fractional interest in a Common Share that is less than 0.5 of a Common Share will be rounded down to the nearest whole Common Share and any fractional interest in a Common Share that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share. Proportionate adjustments will be made to the Company’s outstanding securities that are convertible, exchangeable or exercisable for Common Shares.

The Company’s shareholders approved the Share Consolidation at the Company’s annual general and special meeting of shareholders held on October 20, 2022.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

November 17, 2022.